Exhibit (d)

Investment Advisory Contract

AMENDMENT TO

INVESTMENT ADVISORY CONTRACT

This amendment (the “Amendment”) is effective as of the 1st day of November, 2010, by and between Sit U.S. Government Securities Fund, Inc., a Minnesota corporation (the “Fund”), and Sit Investment Associates, Inc., a Minnesota corporation (“SIA”).

Background

The Fund and SIA entered into an Investment Management Agreement dated as of November 1, 1992, relating to SIA’s provision of certain investment management services to the Fund. The Fund and SIA desire to amend the Agreement as set forth herein.

This Background section is incorporated by reference into and made a part of this Amendment.

Terms

The Fund and SIA hereby agree that:

A.	All references to “Sit “New Beginning” U.S. Government Securities Fund, Inc.” in the Agreement are hereby replaced with “Sit U.S. Government Securities Fund, Inc.”

B.	Section 2 to the Agreement is hereby deleted in its entirety and replaced with the following Section 2:

2.	COMPENSATION FOR SERVICES.

In payment for the investment advisory and management services to be rendered by SIA hereunder, the Fund shall pay to SIA a fee at an annual rate of 0.80% of the Fund’s average daily net assets. This fee shall be paid to SIA on a monthly basis not later than the fifth business day of the month following the month in which said services were rendered. This fee shall be based on the average of the net asset values of all of the issued and outstanding shares of the Fund as determined as at the close of each business day of the month pursuant to the Articles of Incorporation, Bylaws, and currently effective Prospectus and Statement of Additional Information of the Fund.

IN WITNESS WHEREOF, the parties hereto have caused the Amendment to be executed by their duly authorized representatives designated below.

SIT U.S. GOVERNMENT SECURITIES FUND, INC.

By:	/s/ Roger J. Sit
Roger J. Sit, President

SIT INVESTMENT ASSOCIATES, INC.

By:	/s/ Paul E. Rasmussen
Paul E. Rasmussen Vice President